ADAPTIVE HOLDINGS, LLC OPERATING AGREEMENT

THIS OPERATING AGREEMENT is made and entered into effective February 25, 2021, by and among: Potter Road Consulting, Inc. and KBHS, LLC (collectively referred to in this agreement as the "Members").

SECTION 1
THE LIMITED LIABILITY COMPANY

1.1 *Formation*. The Members form a limited liability company under the name Adaptive Holdings, LLC (the "Company") on the terms and conditions set forth in this Operating Agreement (the "Agreement") and pursuant to the Limited Liability Company Act of the State of Florida (the "Act"). The Members filed on February 25, 2021 with the Florida Secretary of State all documentation required for the formation of the Company, FL Division of Corporations document number L21000094678. The rights and obligations of the parties are as provided in the Act except as otherwise expressly provided in this Agreement.

1.2 *Name*. The business of the Company will be conducted under the name Adaptive Holdings, LLC.

1.3 *Purpose*. The purpose of the Company is to engage in any lawful act or activity for which a Limited Liability Company may be formed within the State of Florida.

1.4 *Office*. The Company will maintain its principal business office within the State of Florida at the following address: 4581 Weston Road, Suite 191, Weston, FL 33331.

1.5 *Registered Agent*. Scott Kauffman is the Company's initial registered agent in the State of Florida, and the registered office is 4581 Weston Road, Suite 191, Weston, FL 33331.

1.6 *Term*. The term of the Company commences on February 25, 2021 and shall continue perpetually unless sooner terminated as provided in this Agreement.

1.7 *Decisions by Members*. Whenever in this Agreement reference is made to the decision, consent, approval, judgment, or action of the Members, unless otherwise expressly provided in this Agreement, such decision, consent, approval, judgment, or action shall mean an affirmative vote of a Seventy Five percent (75%) majority of the Unit Votes for Units held by Members.

SECTION 2
MEMBERS

2.1 *Authorization and Issuance of Units*. The Interests of a Member shall be represented by Units as set forth in Schedule A, as it may be amended from time to time by the Manager. The Company may issue certificates for Units issued. The Company shall be authorized to issue a total of Ten Million (10,000,000) Units in the following Classes with corresponding voting rights:

- Class A shall have four (4) Votes per Unit;
- Class B Units shall have one (1) Vote per Unit; and

The Company shall not issue additional classes of Units or issue Units in excess of the authorized number without the written consent of the Manager.

2.2 Current *Members*. The name and address of the Members of the Company are set forth in Schedule A, as it may be amended from time to time by the Manager. Schedule A shall set forth the initial amount of Capital Contribution made by the Members, the number and class of Units.

2.3 Assignment *or Transfer of Interests*. No Member may sell, transfer, assign, pledge mortgage or otherwise dispose of its Interest in the Company without the approval of the Manager. Except that in the event that any part of the Member's interest in the Company is transferred by operation of law, the transferee of the Interest who is not approved by the Manager shall obtain rights in the Company with respect to the distribution and Net Income and Net Losses attributable to the transferee Units, but otherwise shall have NO rights as a Member under this Agreement or the Act, and shall have NO rights to vote or otherwise participate in the management of the Company. The Units of the transferee shall be subject to the restrictions contained in this Agreement applicable to Units held by a Member. Any transfer of a Member's Interest that is not made in accordance with the terms of this Agreement shall be null and void.

 2.4 *Termination of Member's Interest*. A Member will cease to be a member of the Company upon the Member's death, incompetency, or bankruptcy if a natural person; dissolution or bankruptcy if an entity; or upon assignment or transfer of any Member's entire membership interest. Unless there are one or more other members of the Company, the person who is the holder of the Member's limited liability company interest immediately after the Member ceases to be a member will become a member concurrently to ensure continuity of the Company. If there are one or more other members of the Company at the time the Member ceases to be a member, the individual or entity who is the holder of the Member's limited liability company interest immediately after the Member ceases to be a member will become a member only with the consent of the other member or members.

 2.5 *Additional Members*. Except for the holder of a Member's limited liability company's interest who becomes a member under the provisions of the section of this Agreement relating to termination of member's interest, additional members of the Company may be admitted subject to the terms and conditions as determined by the Manager and accepted by the Manager. Any new Member must agree to and execute this Agreement, as may be modified, or an Amended and Restated Operating Agreement, as agreed by the Manager. The Manager shall update Schedule A from time to time to reflect any changes, including transfer of Units, issuance of additional Units to Members, withdrawal of Members or adding Additional Members. Admission of Additional Members shall not cause the dissolution of the Company.

2.6 *Members Representations and Warrantie*s. Each Member hereby represents and warrants to the Company and each Member as follows:

(a) the Member has duly executed and delivered this Agreement, and it constitutes the legal, valid, and binding obligation of that Member enforceable against it in accordance with its terms except as limited by law;

(b) the Member's authorization, execution, delivery, and performance of this Agreement does not and will not (i) conflict with, or result in a breach, default, or violation of any contract or agreement, law, order, judgment, decree, writ, injunction, or arbitral award to which that Member is subject; or (ii) require any consent, approval, or authorization from, filing or registration with, or notice, any Governmental Authority or other Person, unless such requirement has already been satisfied; and

(c) the Member is familiar with the existing or proposed business, financial condition, properties, operations, and prospects of the Company; conducted due diligence to the Member's satisfaction concerning acquisition of the Units; has such knowledge and experience in financial and business matters that Member is capable of evaluating the merits and risks of an investment in the Company; Member understands that owning the Units involves various risks, including the restrictions on transfer set forth in this Agreement or under applicable law, the lack of any public market for the Units, the risk of owning the Units for an indefinite period of time and the risk of losing the entire investment in the Company; Member is able to bear the economic risk of such investment; Member is acquiring its Units for investment, solely for Member's own beneficial account and not with a view to or intention of directly or indirectly selling, offering, offering to sell or transfer, participating in any distribution, or otherwise transferring all or a portion of Member's Units; and Member acknowledges that the Units have not been registered under the Securities Act or any other applicable federal or state securities laws, and that the Company has no intention, and shall not have any obligation, to register or to obtain exemption from registration for the Units or to take action so as to permit sales pursuant to the Securities Act.

2.7 *Members Are Not Employees, Reimbursements*. Members, unless duly appointed under this Agreement and actively serving as a Manager or appointed as an Officer or Consultant by the Manager, shall have no management authority, duty, or responsibility, and shall not be considered an employee of the Company for any purpose. Members are not entitled to the payment of any salary, wages, or other compensation for services as a Member. Members are, however, entitled to reimbursement from the Company for reasonable expenses incurred on behalf of the Company, including expenses incurred in the formation, dissolution, and liquidation of the Company, and such reimbursements shall not be considered wages, salary or other compensation or distribution.

2.8 *Withdrawal by a Member*. A Member has no power to withdraw from the Company, except as otherwise provided in Section 9.

2.9 Protection of Trade Secrets. Each Member acknowledges that the customer lists, trade secrets, processes, methods and technical information of the Company and any other matters designated by the Manager are the Company's assets. Each Member agrees not to disclose any of these assets to anyone outside the Company, except with written consent by the Manager, even if the Member withdraws from the Company.

2.10 Transactions between the Company and the Members. Any Member may enter a contract or transaction with the Company with the approval of the Manager. If there is a potential conflict of interest, this approval must be in writing.

SECTION 3
CAPITAL CONTRIBUTIONS

3.1 *Initial Contributions*. The Members initial capital contribution to the Company is set forth in Schedule A, attached to this Agreement.

3.2 *Additional Contributions*. The Members may agree to make additional contributions as needed with issuance of corresponding number of Units based on a valuation determined by the Manager. Any additional contribution to the Company's capital requires the prior written consent of the Manager. No Member is required to make an addition contribution.

3.3 *No Interest on Capital Contributions*. Members are not entitled to interest or other compensation for or on account of their capital contributions to the Company except to the extent, if any, expressly provided in this Agreement.

SECTION 4
ALLOCATION OF PROFITS AND LOSSES; DISTRIBUTIONS

4.1 *Profits/Losses*. For financial accounting and tax purposes, the Company's net profits, or net losses shall be determined on an annual basis and shall be allocated to the Members in proportion to each Member's relative capital interest in the Company as set forth in Schedule 2 as amended from time to time in accordance with U.S. Department of the Treasury Regulation 1.704-1.

4.2 *Distributions.* The Manager shall determine and distribute available funds annually or at more frequent intervals as they see fit. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Manager. Distributions in liquidation of the Company or in liquidation of a Member's interest shall be made in accordance with the positive capital account balances pursuant to U.S. Department of the Treasury Regulation 1.704.1(b)(2)(ii)(b)(2). To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in U.S. Department of the Treasury Regulation 1.704.1(b)(2)(ii)(d).

4.3 *No Right to Demand Return of Capital*. No Member has any right to any return of capital or other distribution except as expressly provided in this Agreement. No Member has any drawing account in the Company.

SECTION 5
INDEMNIFICATION

The Company shall indemnify any person who was or is a party defendant or is threatened to be made a party defendant, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a Member, Manager, employee or agent of the Company, or is or was serving at the request of the Company, against expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the Members determine that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action proceeding, has no reasonable cause to believe their conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "no lo Contendere" or its equivalent, shall not in itself create a presumption that the person did or did not act in good faith and in a manner which he reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his/her conduct was lawful.

SECTION 6
POWERS AND DUTIES OF MANAGER

6.1 *Management of Company*. The Company will be Manager Managed within the authority granted by the Act and the terms of this Agreement shall have the complete power and authority to manage and operate the Company and make all decisions affecting its business and affairs.

6.2 *Manager.* The initial Manager shall be Scott Kauffman. He shall continue to act as Manager until he resigns or is physically unable to perform the Manager duties for more than 90 due to illness or disability, or in the event of the Manager's death. In the event, a Manager resigns or is physically unable to perform the Manager duties for more than 90 days due to illness or disability, or in the event of the Manager's death, the Members shall appoint a replacement Manager based on a Seventy Five percent (75%) majority of the Unit Votes for Units held by Members.

6.3 *Powers of the Manager.* The Manager will make decisions as to (a) the sale, development lease or other disposition of the Company's assets; (b) the purchase or other acquisition of other assets of all kinds; (c) the management of all or any part of the Company's assets; (d) the borrowing of money and the granting of security interests in the Company's assets; (e) the pre-payment, refinancing or extension of any loan affecting the Company's assets; (f) the compromise or release of any of the Company's claims or debts; and, (g) the employment of persons, firms or corporations for the operation and management of the company's business. In the exercise of their management powers, the Managers are authorized to execute and deliver (a) all contracts, conveyances, assignments leases, sub-leases, franchise agreements, licensing agreements, management contracts and maintenance contracts covering or affecting the Company's assets; (b) all checks, drafts and other orders for the payment of the Company's funds; (c) all promissory notes, loans, security agreements and other similar documents; and, (d) all other instruments of any other kind relating to the Company's affairs, whether like or unlike the foregoing.

6.4 Decisions by Manager. Except as otherwise provided in this Agreement, all decisions and documents relating to the management and operation of the Company shall be made and executed by the Manager. In the event of any tie in a vote by Members, the Manager shall have the tie breaking vote.

6.5 *Authority of Manager.* Third parties dealing with the Company shall be entitled to rely conclusively upon the power and authority of Manager to manage and operate the business and affairs of the Company.

6.6 Member Approval. The Manager shall determine any matter that requires a Member vote and approval. The "vote" or "approval" of the Members shall mean approval by Seventy Five percent (75%) majority of the Unit Votes for Units held by Members. Members shall vote or approve by their total votes per Unit as shown on Exhibit A of this Agreement. No annual or regular meetings of the Members are required, unless called by the Manager. If the Manager calls a meeting of the Members, the meeting shall be noticed and conducted pursuant to the Act.

SECTION 7
SALARIES, REIMBURSEMENT, AND PAYMENT OF EXPENSES

7.1 *Organization Expenses*. All expenses incurred in connection with organization of the Company will be paid by the Company.

7.2 *Legal, Accounting and Professional Services*. The Company may obtain legal, accounting, and professional services to the extent reasonably necessary for the conduct of the Company's business.

7.3 *No Employees.* The Company shall not hire employees without the approval of the Manager. The Members shall provide their advice, services and expertise as required and agreed.

SECTION 8
BOOKS OF ACCOUNT, ACCOUNTING REPORTS,
TAX RETURNS, FISCAL YEAR, BANKING

8.1 *Method of Accounting*. The Company will use the method of accounting determined by the Manager for financial reporting and tax purposes. The Company will file required election forms with the IRS for tax treatment as a partnership. The Company will provide financial and accounting reports in accordance with GAAP by March 15 every year.

8.2 *Fiscal Year; Taxable Year*. The fiscal year and the taxable year of the Company is the calendar year.

8.3 *Capital Accounts*. The Company will maintain a Capital Account for each Member on a cumulative basis in accordance with federal income tax accounting principles.

8.4 *Banking*. All funds of the Company will be deposited in a separate bank account or in an account or accounts of a savings and loan association in the name of the Company as determined by the Manager. Company funds will be invested or deposited with an institution, the accounts, or deposits of which are insured or guaranteed by an agency of the United States government. The Manager shall be authorized to open accounts and be authorized signatory on all accounts.

8.5 *Bookkeeping.* The Company may utilize a third-party bookkeeper for maintaining the Company's internal financial records and independent accountant/CPA for all tax returns and financial statements and reports.

8.6 Tax Matters for the Company. Scott Kauffman is designated as "Tax Matters Partner" to represent the Company (at the Company's expense) in connection with all tax authorities. The Tax Matters Partner may spend Company funds for associated professional services and costs.

SECTION 9
TRANSFER OF MEMBERSHIP INTEREST

9.1 *Sale or Encumbrance Prohibited*. Except as otherwise permitted in this Agreement, no Member may voluntarily or involuntarily transfer, sell, convey, encumber, pledge, assign, or otherwise dispose of (collectively, "Transfer") an interest in the Company without the prior written consent of Seventy Five percent (75%) majority of the Unit Votes for Units held by Members.

9.2 *Right of First Refusal*. Notwithstanding Section 9.1, a Member may transfer all or any part of the Member's interest in the Company (the "Interest") as follows:

(a) The Member desiring to transfer its Interest first must provide written notice (the "Notice") to the other Members, specifying the price and terms on which the Member is prepared to sell the Interest (the "Offer").

(b) For a period of 30 days after receipt of the Notice, the Members may acquire all, but not less than all, of the Interest at the price and under the terms specified in the Offer. If the other Members desiring to acquire the Interest cannot agree among themselves on the allocation of the Interest among them, the allocation will be proportional to the Ownership Interests of those Members desiring to acquire the Interest.

(c) Closing of the sale of the Interest will occur as stated in the Offer; provided, however, that the closing will not be less than 45 days after expiration of the 30-day notice period.

(d) If the other Members fail or refuse to notify the transferring Member of their desire to acquire all of the Interest proposed to be transferred within the 30-day period following receipt of the Notice, then the Members will be deemed to have waived their right to acquire the Interest on the terms described in the Offer, and the transferring Member may sell and convey the Interest consistent with the Offer to any other person or entity; provided, however, that notwithstanding anything in Section 9.2 to the contrary, should the sale to a third person be at a price or on terms that are more favorable to the purchaser than stated in the Offer, then the transferring Member must reoffer the sale of the Interest to the remaining Members at that other price or other terms; provided, further, that if the sale to a third person is not closed within six months after the expiration of the 30-day period describe above, then the provisions of Section 9.2 will again apply to the Interest proposed to be sold or conveyed.

(e) Notwithstanding the foregoing provisions of Section 9.2, should the sole remaining Member be entitled to and elect to acquire all the Interests of the other Members of the Company in accordance with the provisions of Section 9.2, the acquiring Member may assign the right to acquire the Interests to a spouse, lineal descendent, or an affiliated entity if the assignment is reasonably believed to be necessary to continue the existence of the Company as a limited liability company.

9.3 *Substituted Parties*. Any transfer in which the Transferee becomes a fully substituted Member is not permitted unless and until:

(a) The transferor and assignee execute and deliver to the Company the documents and instruments of conveyance necessary or appropriate in the opinion of counsel to the Company to affect the transfer and to confirm the agreement of the permitted assignee to be bound by the provisions of this Agreement; and

(b) The transferor furnishes to the Company an opinion of counsel, satisfactory to the Company, that the transfer will not cause the Company to terminate for federal income tax purposes or that any termination is not averse to the Company or the other Members.

9.4 *Death, Incompetency, Dissolution, or Bankruptcy of Member*. On the death or incompetency of a Member (who is a natural person), any personal representative, guardian, trustee, or other successor in interest of such deceased or incompetent Member shall have the rights, duties and obligations of a Substitute Member as defined in Section 9.3. If the Member is an Entity and is dissolved or terminated, the Member's legal representatives or successors in interest shall have the same rights duties and obligations as a Substitute Member as provided in Section 9.3. On the death, adjudicated incompetence, dissolution or bankruptcy of a Member, unless the Company exercises its rights under Section 9.2, the successor in interest to the Member (whether an estate, bankruptcy trustee, or otherwise) will receive only the economic right to receive distributions whenever made by the Company and the Member's allocable share of taxable income, gain, loss, deduction, and credit (the "Economic Rights") unless and until a majority of the other Members determined on a per capita basis admit the transferee as a fully substituted Member in accordance with the provisions of Section 9.3.

(a) Any transfer of Economic Rights pursuant to Section 9.4 will not include any right to participate in management of the Company, including any right to vote, consent to, and will not include any right to information on the Company or its operations or financial condition. Following any transfer of only the Economic Rights of a Member's Interest in the Company, the transferring Member's power and right to vote or consent to any matter submitted to the Members will be eliminated, and the Ownership Interests of the remaining Members, for purposes only of such votes, consents, and participation in management, will be proportionately increased until such time, if any, as the transferee of the Economic Rights becomes a fully substituted Member.

SECTION 10
DISSOLUTION AND WINDING UP OF THE COMPANY

10.1 *Dissolution*. The Company will be dissolved on the happening of any of the following events:

(a) Sale, transfer, or other disposition of all or substantially all the property of the Company;

(b) By operation of law; or

(c) The expulsion or bankruptcy of a Member, or the occurrence of any event that terminates the continued membership of a Member in the Company, unless there are then remaining at least the minimum number of Members required by law and all the remaining Members, within 120 days after the date of the event, elect to continue the business of the Company.

10.2 *Winding Up*. On the dissolution of the Company (if the Company is not continued), the Manager must take full account of the Company's assets and liabilities, and the assets will be liquidated as promptly as is consistent with obtaining their fair value, and the proceeds, to the extent sufficient to pay the Company's obligations with respect to the liquidation, will be applied and distributed, after any gain or loss realized in connection with the liquidation has been allocated in accordance with Section 3 of this Agreement, and the Members' Capital Accounts have been adjusted to reflect the allocation and all other transactions through the date of the distribution, in the following order:

(a) To payment and discharge of the expenses of liquidation and of all the Company's debts and liabilities to persons or organizations other than Members;

(b) To the payment and discharge of any Company debts and liabilities owed to Members; and

(c) To Members in the amount of their respective adjusted Capital Account balances on the date of distribution; provided, however, that any then-outstanding Default Advances (with interest and costs of collection) first must be repaid from distributions otherwise allocable to the Defaulting Member.

SECTION 11
GENERAL PROVISIONS

11.1 *Amendments*. Amendments to this Agreement may be proposed to the Manager by any Member. The Manager shall determine whether to present a proposed Amendment to the Members for a vote. A proposed amendment will be adopted and become effective as an amendment only on the written approval of an affirmative vote of Eighty percent (80%) majority of the Unit Votes for Units held by Members.

11.2 *Governing Law*. This Agreement and the rights and obligations of the parties under it are governed by and interpreted in accordance with the laws of the State of Florida without regard to principles of conflicts of law.

11.3 *Entire Agreement; Modification*. This Agreement constitutes the entire understanding and agreement between the Members with respect to the subject matter of this Agreement and supersedes all previous written, oral, or implied agreements between the Members and the Company. No agreements, understandings, restrictions, representations, or warranties exist between or among the members other than those in this Agreement or referred to or provided for in this Agreement.

11.4 *Resolution of Controversies*.

(a) Intent. It is the intention of the Members to bring all disputes between or among any of them to an early, efficient, and final resolution. Therefore, it is agreed that all disputes and claims, including without limitation, management, contract, quasi-contract, equitable claims, tort claims, statutory claims, or any other kind of controversy, claim or dispute shall be resolved by mediation and arbitration as provided in this section. Nothing herein shall preclude any party from applying to a court of competent jurisdiction for preliminary injunctive relief or a temporary restraining order or other preliminary relief as may be required. Each Member hereby consents to the exclusive jurisdiction of mediators, arbitrators, or any state and federal courts sitting in Florida in any action on a claim arising out of, under or in connection with this Agreement.

(b) Mediation. Members agree to first attempt to resolve all disputes with respect to Company matters by mediation in the following manner. Mediation shall be initiated by any

Member by written request to Members for selection of a mediator which request (the "Mediation Request") shall identify the matters to be mediated. Any mediation shall occur in Broward County, Florida, unless the parties agree to another location. The mediator shall be an individual selected by the Manager. Costs and expenses of mediator shall be borne by the party that initiates the mediation.

(c) Arbitration. If the Members cannot agree to mediation within sixty (60) days of the date of the Mediation Request, or if the Members are unable to reach agreement through mediation, then such dispute arising among the Members shall be resolved by arbitration in the following manner. Such arbitration shall occur in accordance with the Commercial Rules of the American Arbitration Association then in effect, in Broward County, FL unless the parties agree to another location. The arbitration panel shall consist of one (1) individual selected by the Manager. The determination of the arbitrator shall be binding upon all parties in accordance with the procedures of the Commercial Rules of the American Arbitration Association. The prevailing party shall be entitled to attorney's fees and costs including the expense of arbitration.

11.5 *Further Effect*. The parties agree to execute other documents reasonably necessary to further effect and evidence the terms of this Agreement if the terms and provisions of the other documents are fully consistent with the terms of this Agreement.

11.6 *Severability*. If any term or provision of this Agreement is held to be void or unenforceable, that term or provision will be severed from this Agreement, the balance of the Agreement will survive, and the balance of this Agreement will be reasonably construed to carry out the intent of the parties as evidenced by the terms of this Agreement.

11.7 *Captions*. The captions used in this Agreement are for the convenience of the parties only and will not be interpreted to enlarge, contract, or alter the terms and provisions of this Agreement.

11.8 *Notices*. All notices required to be given by this Agreement will be in writing and will be effective when delivered or, if mailed, when deposited as certified mail, postage prepaid, directed to the addresses first shown above for each Member or to such other address as a Member may specify by notice given in conformance with these provisions to the other Members.

11.9 The parties acknowledge that Robert G. Schrader, Esq. has prepared this Agreement in his capacity as counsel to the Company, and each Member was advised of their right to and provided the opportunity to retain separate legal counsel of their choice to represent the Member in connection with this Agreement and any related transactions. Each Member acknowledges their right to retain separate legal counsel, and the fees and expenses of their separate counsel shall be at the expense of each Member.

[This Space Intentionally Blank – Signature Page Follows.]

IN WITNESS WHEREOF, the parties to this Agreement execute this Operating Agreement as of the date first above written.

MEMBERS:

Potter Road Consulting, Inc.

DocuSigned by:

By: Scott Kauffman ____________________ Dated: 2/25/21

A7272CB7738446E...

Scott Kauffman, President

KBHS, LLC

DocuSigned by:

By: Kevin Harrington ____________________ Dated: 2/25/21

81F1137EC335467...

Kevin Harrington, Manager

SCHEDULE A
CAPITAL CONTRIBUTIONS, NUMBER OF UNITS AND VOTING RIGHTS OF MEMBERS
(LAST UPDATED OCTOBER 14, 2022)

Member's Name	Member's Capital Contribution (if any)	Number of Units &Class
Potter Road Consulting, Inc.	In kind services and other valuable consideration	4,215,000 Class A Units
KBHS, LLC	In kind services and other valuable consideration	4,215,000 Class A Units
Gerry David & Associates	In kind services and other valuable consideration	500,000 Class B Units
MG Teixeira, Inc	$128,565	128,565 Class C Units
Reserved Netcapital Crowdfunding		387,000 Class C Units
Neosotiz Alvarado Urena	In kind services and other valuable consideration	35,589 Class D Units
Blue Coast Advisors, Inc.	In kind services and other valuable consideration	75,000 Class D Units
Peter Amato	In kind services and other valuable consideration	5,000 Class D Units
RLT IRA, LLC	$60,000	80,000 Class D Units

Robert Tankel	$70,000	87,500 Class D Units
David Wall	$50,000	55,556 Class D Units
Dale's Coin Shop	$10,000	10,000 Class D Units
Mukesh Patel	$12,000	13,333 Class D Units
Trisha Waller	$38,000	42,222 Class D Units
Margi Patel	$25,000	27,778 Class D Units
Reserved Class D Shares		122,457 Class D Units
Total Units (All Classes)		**10,000,000**

ADAPTIVE HOLDINGS, LLC
RESOLUTION IN LIEU OF MEETING

The undersigned Manager of Adaptive Holdings, LLC, a Florida limited liability company (the "***Company***") in accordance with the authority contained in the Florida Revised Limited Liability Company Act (the "***Act***") and Section 2.1 of the Adaptive Holdings, LLC Operating Agreement (as amended, restated or otherwise modified from time to time, the "***Operating Agreement***"), hereby adopts and ratifies the following resolutions and the actions:

Whereas, the Company entered a crowdfunding agreement with NetCapital and previously created 1,070,000 Class C Units solely for the purpose of Crowdfunding on the NetCapital platform as required by NetCapital. The Crowdfunding round formally closed on February 28, 2022, with the 128,565 Units purchased and 941,435 Class C Units unissued on completion of the crowdfunding.

Whereas, the Company now wishes to create Class D units for investment and convert the unissued Class C units to Class D units. The Company entered Memoranda of Understanding with investors. The Company desires to issue the Class D Units pursuant to the Memoranda of Understanding.

The Manager having fully considered the foregoing has determined it is the best interest of the Company to adopt the following Resolutions:

1. Resolved, the Manager shall create a new class of Units to be designated Class D, with one vote per unit, for additional fundraising.

2. Resolved, the 941,435 authorized but unissued Class C Units shall be immediately converted to Class D Units and available for issuance as of March 1, 2022.

3. Resolved, the Manager is authorized to take all steps and execute all necessary documents to issue the Class D Units pursuant to the Memoranda of Understanding.

4. Resolved, that any remaining Class D Units shall remain as 'treasury' units for future investment.

5. Resolved, the Manager shall update Schedule A of the Operating Agreement to reflect the current Members of the Company.

6. Omnibus Resolution. The Manager is authorized to take all actions and to execute and deliver all documents as may be necessary or advisable to carry out the intent and accomplish the purposes of the foregoing resolutions and to effect any transactions contemplated thereby, and the performance of such actions and the execution and delivery of such documents shall be conclusive evidence of the approval of the Members.

DocuSigned by:

Scott Kauffman

A7272CB7738446E...

Scott Kauffman, Managing Member

Date:___March 1, 2022___

ADAPTIVE HOLDINGS, LLC
RESOLUTION IN LIEU OF MEETING

The undersigned Manager of Adaptive Holdings, LLC, a Florida limited liability company (the "***Company***") in accordance with the authority contained in the Florida Revised Limited Liability Company Act (the "***Act***") and Section 2.1 of the Adaptive Holdings, LLC Operating Agreement (as amended, restated or otherwise modified from time to time, the "***Operating Agreement***"), hereby adopts and ratifies the following resolutions and the actions:

Whereas, the Company entered into a second crowdfunding agreement with NetCapital in September 2022 and previously created Class C Units solely for the purpose of crowdfunding, units need to be specified to accommodate the second crowdsource.

The Manager having fully considered the foregoing has determined it is the best interest of the Company to adopt the following Resolutions:

1. Resolved, that 387,000 authorized but unissued Class D Units shall be immediately converted to Class C Units and available for Netcapital crowdsource investors as of October 1, 2022.
2. Omnibus Resolution. The Manager is authorized to take all actions and to execute and deliver all documents as may be necessary or advisable to carry out the intent and accomplish the purposes of the foregoing resolution and to effect any transactions contemplated thereby, and the performance of such actions and the execution and delivery of such documents shall be conclusive evidence of the approval of the Members.

DocuSigned by:
Scott Kauffman
A7272CB7738446E...

Scott Kauffman, Managing Member

Date: October 1, 2022